JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

November 12, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos.  333-103022; 811-21295 – Post-Effective Amendment No. 119

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on October 20, 2010 with respect to JPMorgan Credit Opportunities Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on November 23, 2010 pursuant to the Rule.

PROSPECTUS COMMENTS

Front Cover

1.

Comment:  The name of the Trust is JPMorgan Trust I – not J.P. Morgan Income Funds. Therefore, please delete the reference to this other name that appears on the front cover in the prospectus. In addition, please delete the identification of the share classes included in each prospectus that appears above the date on the front cover of each prospectus.

Response:  We respectfully disagree. We believe that the inclusion of the reference to the types of funds included in each prospectus and the share classes is permitted under Item 1 of Form N-1A. The instruction to Item 1 permits the Fund to include “additional information” on the front cover as long as it is “not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” (See general instruction C.3(b).) We believe that the reference to the type of funds included in the prospectuses (i.e., J.P. Morgan Income Funds) and the share classes included on the prospectuses cover conforms to this standard. The

J.P. Morgan Funds have multiple types of funds, share classes and prospectuses. The reference to type of funds on the front cover allows financial intermediaries and shareholders who want information concerning the Funds to pull the right prospectus from the many prospectuses for the J.P. Morgan Funds. A generic reference to JPMorgan Trust I would not accomplish this objective.  Similarly, the prominent share class reference on the cover allows financial intermediaries and shareholders to quickly verify that they have the prospectus that they need.

Fees and Expenses of the Fund

2.

Comment:  Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response:  Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

3.

Comment:  Please confirm whether the fee table should include a line item for dividend expenses related to short sales.

Response:  The disclosure is not necessary. The Fund does not anticipate incurring dividend expenses related to short sales.

4.

Comment:  The footnote under the “Annual Fund Operating Expenses” table provides as follows:

“This contract cannot be terminated prior to xx/xx/xx at which time the Service Providers will determine whether or not to renew or revise it.”

The investment advisory agreement has a termination clause. Please replace “at which time the Service Providers will determine whether or not to renew or revise it” with disclosure that describes the circumstances under which the expense limitation agreement can be terminated.

Response:  We respectfully disagree. Although the investment advisory agreement provides that it may be terminated upon 60 days’ written notice, the expense caps are governed by a separate contract that says that the service providers agree to waive their fees or reimburse Fund expenses in order to keep the expense caps in place through a given date and does not provide a means for its termination by the Service Providers before the expiration date.

Main Investment Strategies

5.

Comment:  The summary provides as follows: “The Fund uses a derivatives overlay to manage volatility, interest rate and credit risk and to adjust exposures to specific securities.” The definition of “overlay” is not readily apparent to investors.

Response:  The disclosure will be revised to read as follows: In pursuing the Fund’s investment objective, ~~The~~ the Fund uses ~~a~~ derivatives ~~overlay~~ to complement its investments in corporate credit securities in order to manage volatility, interest rate and credit risk and to adjust exposures to specific securities.”

In addition, later references to the “overlay” strategy will be deleted.

6.

Comment:  The prospectus indicates that the Fund may invest in below investment grade securities. What is the lowest rating that such securities can have?

Response:  The Fund has flexibility to invest in below investment grade securities including securities in the lowest rating category or the unrated equivalent.

7.

Comment:  The prospectus indicates that the Fund may use futures, contracts, options (including options on interest rate futures contracts and interest rate swaps), swaps and credit default swaps.  Please verify that the Fund summary specifies the types of derivatives that the Fund intends to utilize principally?

Response:   To the extent that additional types of derivatives are used as principal investments, this section will be modified to more specifically reflect those derivatives.

8.

Comment:  Please verify that the Fund summary identifies all of the types of investments in which the Fund will invest principally.

Response:  The Fund summary identifies the types of securities in which the Fund may invest principally.

9.

Comment:  The Fund summary discloses that the Fund “may utilize non-dollar denominated securities issued in both developed and emerging markets as well as U.S. dollar denominated securities issued by a foreign corporation or a U.S. affiliate of a foreign corporation.”  Does the Fund have a current intention to make these investments during its fiscal year?

Response:  The Fund has the flexibility to change its allocation among investments to take advantage of market dynamics.  Although the Fund does not intend to utilize these types of investments when it commences operations, the Fund may utilize these investments during its first fiscal year as a principal strategy consistent with the disclosure.

Main Investment Risks

10.

Comment:  Does the Fund’s use of derivatives present any unique risks not described under “Derivatives Risk?”

Response:  The unique risks of the Fund’s derivative strategies are further identified under “Strategy Risk” in the Fund summary.  The “Strategy Risk” section identifies additional risks associated with the Fund’s relative value and other strategies that utilize combinations of derivatives and/or securities.

11.

Comment:  Under “Real Estate Securities Risk”, please include disclosure about fees and expenses of REITs in the risk disclosure.

Response:  The following sentence will be added at the end of “Real Estate Securities Risk:”

“The Fund will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests in addition to the expenses of the Fund.”

The Fund’s Past Performance

12.

Comment:  In the section “The Fund’s Past Performance,” please delete “An appropriate broad-based index also will be included in the performance table.”

Response:  The proposed revision will be made.

More About the Fund

13.

Comment:  Please disclose whether shareholders will be notified in advance (and the time period for such notice) if the Fund changes its non-fundamental investment objectives or policies.

Response:  Earlier in the More About the Fund section, the prospectus indicates that the Fund will provide shareholders with at least 60 days prior notice of any change in its 80% policy.  In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies.  However, we note that the Form does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

14.

Comment:  The “More About the Fund” section provides as follows:  “Please note that the Fund also may use strategies that are not described herein, but which are described in the ‘Risk and Reward Elements for the Fund’ and ‘Investment Practices’ later in the prospectus and the Statement of Additional Information.”  Please designate which of the strategies are principal and which are not.

Response:  The principal strategies are identified in the Risk/Return Summary  and  the “More About the Fund” section under “Additional Information About the Fund’s Principal Investment Strategies.”

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

15.

Comment:  The disclosure under “Investment Policies” provides as follows:

“The percentage limitations contained in the policies below apply at the time of purchase of the securities.  If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.”

Please indicate that this exception does not apply to the fundamental restrictions on borrowings.

Response: The disclosure will be revised to read as follows:

“Except for the restriction on borrowings set forth in fundamental investment policy (3) below, the ~~The~~ percentage limitations contained in the policies below apply at the time of purchase of the securities.  If a percentage or rating restriction on investment or use of assets set forth in a fundamental investment policy or a non-fundamental investment policy or in a Prospectus is adhered to at the time of investment, later changes in percentage resulting from any cause other than actions by a Fund will not be considered a violation.  With respect to fundamental investment policy (2) and (3), the 1940 Act generally limits a Fund’s ability to borrow money on a non-temporary basis if such borrowings constitute “senior securities.” As noted in “Investment Strategies and Policies — Miscellaneous Investment Strategies and Risks — Borrowings” in SAI Part II, in addition to temporary borrowing, a Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, a Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%. A Fund may also borrow money or engage in economically similar transactions if those transactions do not constitute “senior securities” under the 1940 Act. Under current pronouncements, certain Fund positions (e.g., reverse repurchase agreements) are excluded from the definition of “senior security” so long as a Fund maintains adequate cover, segregation of assets or otherwise. Similarly, a short sale will not be considered a senior security if a Fund takes certain steps contemplated by SEC staff pronouncements, such as ensuring the short sale transaction is adequately covered.”

16.

Comment:  The disclosure under “Investment Policies” provides as follows:

“For purposes of fundamental investment policies regarding industry concentration, the Adviser may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission (“SEC”) or other sources. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly.

Please specify the source that the Fund will utilize to classify issues for purposes of the concentration policy.

Response: In 1983, the SEC staff published guidelines in connection with the SEC’s initial adoption of Form N-1A.  See Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 (Aug. 12, 1983) (“Form N-1A Adopting Release”).  Guide 19, which we understand still reflects the staff’s views on industry concentration, describes how the staff determines industry classifications for that purpose, as follows:

In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the "Directory") published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

(emphasis added)

Guide 19 thus provides flexibility for registrants to use other sources, so long as the classifications are reasonable and the companies within a single industry have primary economic characteristics that are not materially different.  Neither Guide 19 nor Form N-1A requires that a registrant disclose the names all possible sources that are used (or in the future might be used) to determine the appropriate industry classification for issuers.  Accordingly, we believe that the Fund’s existing disclosure complies with applicable requirements.

17.

Comment:  The disclosure under “Investment Policies” provides as follows:

For instance, personal credit finance companies and business credit finance companies are deemed to be separate industries and wholly-owned finance companies may be considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.

Please be more specific about when “wholly-owned finance companies may be considered to be in the industry of their parents.”  What is meant by “primarily related to financing the activities of their parents?”

Response: The disclosure in question is illustrative, and was intended to highlight for the reader the possibility that a wholly-owned subsidiary may not be defined as a credit finance company for purposes of industry concentration, even if it is extensively engaged in financing activities, when those financing activities support its parent’s activities in another industry.  Given that the disclosure was for illustrative purposes only, it will be deleted from the registration statement.

18.

Comment:  The Fund has the following fundamental investment policy:

The Fund may not purchase any security which would cause the Fund to concentrate its investments in the securities of issuers primarily engaged in any particular industry except as permitted by the SEC. This restriction does not apply to investments in securities issued or guaranteed by the U.S.

government or any of its agencies or instrumentalities, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by the U.S. government or any of its agencies or instrumentalities.

Please add “group of industries” to the policy in the first sentence. In addition, please indicate the basis for the carve out concerning repurchase agreements, futures and options.

Response:  The disclosure will be revised to add “group of industries” to the first sentence of the concentration policy. In addition, the paragraph introducing the fundamental investment policies will be clarified to provide as follows: “For purposes of fundamental investment policies regarding industry concentration, “to concentrate” generally means to invest more than 25% of a Fund’s assets, taken at market value at the time of investment.” In addition, the following sentence will be added to the introductory paragraph: “For purposes of fundamental investment policies regarding industry concentration, ‘group of industries’ means a group of related industries, as determined in good faith by the Adviser, based on published classifications or other sources.”

The basis for carving out government-related repurchase agreements, futures and options from the concentration policy is that the reference securities for these instruments – namely, securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities – are themselves carved out from the concentration policy. Repurchase agreements, futures and options are no more an “industry” than preferred stock, warrants or debentures are industries and it is not clear how, even if one wanted to assign an industry to these instruments apart from their reference security, one would accomplish that.

The SEC has historically permitted investments in securities issued by the U.S. government (as well as its agencies and instrumentalities) to be excluded from a fund's industry concentration limitations under Sections 8(b)(1) and 13(a)(3) of the 1940 Act. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities (Release No.IC-9875, May 31, 1977) (noting that the statement of policy required by section 8(b)(1) of the 1940 Act as to concentration is not applicable to investments in tax-exempt securities issued by governmental or political subdivisions of governments since such issuers are not members of any industry).

Accordingly, we believe that the carve-out in the Fund’s fundamental investment policy concerning repurchase agreements, futures and options is a reasonable position consistent with SEC staff guidance.

In connection with your review of the Fund’s Post-Effective Amendment No. 119 filed by the Trust on September 9, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made;

and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary